UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Medley Management Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

58503T106
(CUSIP Number)

280 Park Avenue, 6th Floor East New York, New York 10017 (212) 759-0777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58503T106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brook Taube
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY	8	SHARED VOTING POWER	999,999 *
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	999,999 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,999 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%*
14	TYPE OF REPORTING PERSON IN

*As of January 19, 2021, Brook Taube may be deemed to beneficially own 999,999 shares of Class A common stock, par value $0.01 per share (“Common Stock”), of Medley Management Inc., a Delaware corporation (the “Issuer”), or 32.8% of the shares of Common Stock deemed issued and outstanding as of the date hereof.  The shares of Common Stock reported herein includes 999,999 shares of Common Stock held directly by Sandy Point LLC.  Mr. Taube owns 98% of Sandy Point and is the Managing Member.

The beneficial ownership percentage is based on 3,045,177 shares of Common Stock issued and outstanding as of January 19, 2021 based on information provided by the Issuer and other public information.

The securities beneficially owned by Mr. Taube represent 28.2% of the voting power of the Issuer, calculated by reference to the quotient of (A) 999,999 divided by (B) 3,545,167 (representing the 3,045,177 shares of the Issuer’s Common Stock outstanding plus the 499,990 votes underlying the Medley LLC Class A Units beneficially owned by Mr. Seth Taube, each of which is entitled to ten votes per unit on matters submitted to the Issuer’s stockholders, pursuant to the voting rights of the Issuer’s Class B common stock held by Medley Group LLC, an entity controlled by Mr. Seth Taube.

CUSIP No. 58503T106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Sandy Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming, United States
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	999,999 *
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	999,999 **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,999 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%*
14	TYPE OF REPORTING PERSON OO

 *The shares of Common Stock reported herein includes 999,999 shares of Common Stock held directly by Sandy Point LLC (“Sandy Point”).  Mr. Taube owns 98% of Sandy Point and is the Managing Member.

The beneficial ownership percentage is based on 3,045,177 shares of Common Stock issued and outstanding as of January 19, 2021 based on information provided by the Issuer and other public information.

The securities beneficially owned by Mr. Taube represent 28.2% of the voting power of the Issuer, calculated by reference to the quotient of (A) 999,999 divided by (B) 3,545,167 (representing the 3,045,177 shares of the Issuer’s Common Stock outstanding plus the 499,990 votes underlying the Medley LLC Class A Units beneficially owned by Mr. Seth Taube, each of which is entitled to ten votes per unit on matters submitted to the Issuer’s stockholders, pursuant to the voting rights of the Issuer’s Class B common stock held by Medley Group LLC, an entity controlled by Mr. Seth Taube.

CUSIP No. 58503T106	SCHEDULE 13D

ITEM 1.    SECURITY AND ISSUER

The securities to which this Schedule 13D (the “Schedule 13D”) relates are shares of Class A common stock, par value $0.01 per share (“Common Stock”), of Medley Management Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 280 Park Avenue, 6th Floor East, New York, New York 10017.

ITEM 2.    IDENTITY AND BACKGROUND

(a)	This report on this Schedule 13D is being jointly filed by (i) Sandy Point LLC (“Sandy Point”) and (ii) Brook Taube, individually and as the Managing Member of Sandy Point (“Mr. Taube” and, together with Sandy Point, the “Reporting Persons”).

(b)	The business address for Mr. Taube is 280 Park Avenue, 6th Floor East, New York, New York 10017. The address for Sandy Point is 29 Sandy Point, Wilmington NC 28411.

(c)	Mr. Taube is the Co-Chief Executive Officer and CIO of the Issuer. Sandy Point is a Wyoming limited liability company controlled by Mr. Taube.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Taube is a United States citizen. Sandy Point is organized under the laws of the state of Wyoming.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 4, Item 5 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

On January 19, 2021, pursuant to and in accordance with the terms of the Exchange Agreement and Registration Rights Agreement, each dated as of September 23, 2014 (the “Exchange Agreement”) and the “Registration Rights Agreement”), by and among the Issuer, Medley LLC (“Medley LLC”) and the holders of LLC Units (each, a “Unitholder”) representing membership interests in Medley LLC (“LLC Units”), the Unitholders, including Reporting Persons exchanged substantially all of their vested LLC Units for shares of Common Stock on a one-for-one basis (collectively, the “Unit Exchange”).

The securities reported herein were issued in exchange for the surrender back to the Issuer of an equivalent number of vested LLC Units held by the Reporting Persons.

The foregoing description of the Exchange Agreement is a summary only and is qualified in its entirety by reference to the full text of such document, a copy of which is filed as Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and is incorporated herein by reference.

ITEM 4.    PURPOSE OF TRANSACTION

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 5 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Mr. Taube may be deemed to beneficially own 999,999 shares of Common Stock of the Issuer, or 32.8% of the shares of Common Stock deemed issued and outstanding as of the date hereof.  The shares of Common Stock reported herein includes 999,999 shares of Common Stock held directly by Sandy Point. Mr. Taube owns 98% of Sandy Point and is the Managing Member.

The beneficial ownership percentage is based on 3,045,177 shares of Common Stock issued and outstanding as of January 19, 2021 based on information provided by the Issuer and other public information.

The securities beneficially owned by Mr. Taube represent 28.2% of the voting power of the Issuer, calculated by reference to the quotient of (A) 999,999 divided by (B) 3,545,167 (representing the 3,045,177 shares of the Issuer’s Common Stock outstanding plus the 499,990 votes underlying the Medley LLC Class A Units beneficially owned by Mr. Seth Taube, each of which is entitled to ten votes per unit on matters submitted to the Issuer’s stockholders, pursuant to the voting rights of the Issuer’s Class B common stock held by Medley Group LLC, an entity controlled by Mr. Seth Taube.

Other than as described herein, the Reporting Person currently has no plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a-b) Mr. Taube may be deemed to beneficially own (with sole voting and dispositive power) 999,999 shares of Common Stock, which represents approximately 32.8% of the outstanding Common Stock of the Issuer as of the date hereof.

(c) Other than transfers between and among entities owned and controlled by Mr. Taube for estate planning purposes, where beneficial ownership remained unchanged, and as otherwise set forth herein, the Reporting Persons have not effected any transactions in the Issuer’s Common Stock during the 60 days prior to the date hereof, there were no transactions effected in the Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) by the Reporting Person or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

(d) Except as otherwise reported herein, no person or entity other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer’s Common Stock reported on this Schedule 13D.

(e) Not applicable.

ITEM 6.    CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 5 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Tax Receivable Agreement

On September 23, 2014, the Issuer entered into a Tax Receivable Agreement with the Unitholders (the “Tax Receivable Agreement”) that provides for the payment by the Issuer to exchanging Unitholders of 85% of the benefits, if any, that the Issuer is deemed to realize as a result of the increases in tax basis and of certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. This payment obligation is an obligation of the Issuer and not of Medley LLC. The Issuer expects to benefit from the remaining 15% of cash tax savings, if any, in income tax it realizes. For purposes of the Tax Receivable Agreement, the cash tax savings in income tax will be computed by comparing the actual income tax liability of the Issuer (calculated with certain assumptions) to the amount of such taxes that the Issuer would have been required to pay had there been no increase to the tax basis of the assets of Medley LLC as a result of the exchanges and had the Issuer not entered into the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired, unless the Issuer exercises its right to terminate the Tax Receivable Agreement for an amount based on the agreed payments remaining to be made under the agreement (as described in more detail below) or the Issuer breaches any of its material obligations under the Tax Receivable Agreement in which case all obligations generally will be accelerated and due as if the Issuer had exercised its right to terminate the Tax Receivable Agreement.

The amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of other factors, including the amount and timing of the income realized by the Issuer, if any. The Issuer will be required to pay 85% of the cash tax savings as and when realized, if any. If the Issuer does not have taxable income, the Issuer will not be required (absent circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no cash tax savings will have been realized. However, any cash tax savings that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in payments under the Tax Receivable Agreement.

The foregoing description of the Tax Receivable Agreement is a summary only and is qualified in its entirety by reference to the full text of such document, a copy of which is filed as Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and is incorporated herein by reference.

Registration Rights Agreement

Pursuant to the Exchange Agreement and the Registration Rights Agreement, the Unitholders have certain registration rights with respect to the shares of Common Stock delivered in exchange for LLC Units, pursuant to the terms and subject to the conditions of the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement is a summary only and is qualified in its entirety by reference to the full text of such document, a copy of which is filed as Exhibit 10.4 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and is incorporated herein by reference.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and the Reporting Person.

ITEM 7.    MATERIAL REQUIRED TO BE FILED AS EXHIBITS

The following exhibits are incorporated into this Schedule 13D.

Exhibit 1

Joint Filing Agreement dated January 19, 2021 signed by each Reporting Person order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons

Exhibit 2

Exchange Agreement, dated as of September 23, 2014 by and among the Issuer, Medley LLC and the Unit Holders (filed as Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and incorporated herein by reference))

Exhibit 3

Tax Receivable Agreement dated September 23, 2014 between the Issuer and Unitholders (filed as Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and incorporated herein by reference)

Exhibit 4	Registration Rights Agreement, dated as of September 23, 2014, by and among the Issuer, Medley Group LLC filed as Exhibit 10.4 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2021	By:	/s/ Brook Taube
Brook Taube

SANDY POINT LLC

By: /s/ Brook Taube

Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).